United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

1 COMPROMISSOS PÚBLICOS 2030 Vale ESG Webinar Risk Management September 23, 2021 Eduardo Bartolomeo CEO Carlos Medeiros Executive Vice President of Safety and Operational Excellence

Agenda Disclaimer “This presentation may include statements that present Vale's expectations about future events or results .. All statements, when based upon expectations about the future involve various risks and uncertainties .. Vale cannot guarantee that such statements will prove correct .. These risks and uncertainties include factors related to the following : (a) the countries where we operate, especially Brazil and Canada ; (b) the global economy ; (c) the capital markets ; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature ; (e) global competition in the markets in which Vale operates ; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources .. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U .. S .. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20 - F .. ” “Cautionary Note to U .. S .. Investors – Vale currently complies with SEC Industry Guide 7 in its reporting of mineral reserves in SEC filings .. SEC Industry Guide 7 permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce .. We present certain information in this presentation that are not be permitted in an SEC filing .. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC .. Starting in its next annual report on Form 20 - F, Vale will comply with Subpart 1300 of Regulation S - K, which will replace SEC Industry Guide 7 .. Subpart 1300 of Regulation S - K permits mining companies, in their filings with the SEC, to disclose “mineral reserves”, “mineral resources” and “exploration targets” that are based upon and accurately reflects information and supporting documentation of a qualified person .. We present certain information in this presentation that are not based upon information or documentation of a qualified person, and that will not be permitted in an SEC filing under Subpart 1300 of Regulation S - K .. These materials are not mineral reserves, mineral resources or exploration targets, as defined by the SEC, and we cannot assure you that these materials will be converted into mineral reserves, mineral resources or exploration targets, as defined by the SEC .. U .. S .. Investors should consider closely the disclosure in our Annual Report on Form 20 - K, which may be obtained from us, from our website or at http : //http : //us .. sec .. gov/edgar .. shtml .. ”

De-risking Vale through Safety and Operational Excellence Re-rating ▪ Benchmark in Safety ▪ Best-in-class reliable operator ▪ Talent-oriented organization ▪ Leader in low carbon mining ▪ Reference in value creation and sharing De-risking ▪ Brumadinho ▪ Dam safety ▪ Robust ESG practices ▪ Production resumption Reshaping ▪ Focus on core business ▪ Control of cash drains ▪ Growth opportunities Solid cash flow generation Discipline in capital allocation Reshaping

The cultural transformation
is keeping pace…

The Pulse:
17,000 employees assessing key behaviors across Vale

2019
- ***Cultural Diagnosis***
- Defined aspiration
- ***Leadership Awareness***
- ***Review of key standards***
- Exec Co. development to model the change
- D&I[1] Statement

2020
- ***Purpose defined by leaders***
- ***Culture & VPS[2] integrated***
- ***Senior Leadership activation***
- Influencers network activation
- People Management Tools & Targets
- D&I take-off

2021
- Purpose activation
- Culture & VPS: single goal
- ***Reinforced communication***
- Tailored transformation at VP areas
- ***Measuring organizational and individual impact***
- D&I scaling up

2022
- ***Purpose fully reflected in the strategy***
- Frontline Leaders - Cultural Transformation's protagonists
- Site-centric approach – tailored
- ***Measurement evolution***
- Digital Inclusion

Learning together

VALE

[1] D&I stands for Diversity & Inclusion. [2] VPS stands for Vale Production System, Vale's management model.

… supported by a strong governance for safety and risk management Board of Directors Audit Committee Advisory Committees Compliance Office CEO Executive Risk Committees Safety and Operational Excellence Executive Office Structures created after Dam I collapse ▪ Operational Excellence & Risks ▪ Sustainability ▪ Finance ▪ People, Compensation and Governance ▪ Innovation ▪ Nomination ▪ Whistleblower Channel ▪ Internal Audit ▪ Corporate Integrity ▪ Geotechnical Risks ▪ Operational Risks ▪ Strategic, Financial and Cyber Risks ▪ Compliance ▪ Sustainability and Reputation Risks Executive compensation 35-60% of short-term variable compensation tied to Health & Safety, Operational Risk and VPS targets The Safety and Operational Excellence Office has NO TARGET tied to production or financial metrics

6 Risk management model Carlos Medeiros, Executive Vice President of Safety and Operational Excellence

An integrated risk map supports the decision-making process Risk categories People ▪ Outsourcing and partnership ▪ Relationship with Unions ▪ Organizational structure and culture ▪ Abusive and discriminatory practices ▪ Training, recruitment and retention ▪ Staff dependency / successions ▪ Adherence to Labor Law Sustainability and Reputation ▪ Reparation ▪ Climate Change ▪ Waste, effluents and emissions ▪ Socio-Environmental obligations ▪ Human Rights ▪ Relationship with communities ▪ Institutional relationship ▪ Disruptions, vandalism and terrorism ▪ Image and reputation ▪ Communication and disclosure Strategic ▪ Demand and competition ▪ Budget and Planning ▪ Intellectual property ▪ Sales/Commercial ▪ Projects and investments ▪ Associated companies ▪ Merges, acquisitions and divestments ▪ Innovation and new technologies Cybernetic ▪ Information theft or leakage ▪ Unavailability of technology assets ▪ Loss of data integrity Finance ▪ Exchange and interest rates ▪ Commodities ▪ Freight ▪ Investor Relations ▪ Cash flow ▪ Capital availability ▪ Insurance coverage ▪ Credit granting and defaults ▪ Financial and accounting reports ▪ Compliance, fraud Business Continuity ▪ Shortage of critical raw materials ▪ Water and energy availability ▪ Licenses, concessions and mining rights ▪ Mine, rail, road and port structure ▪ Shipping and inland waterway ▪ Waste and tailings disposal ▪ Availability and quality of mineral reserves Operational ▪ Occupational Safety ▪ Occupational Health & Hygiene ▪ Compliance with H&S Norms ▪ Process Safety ▪ Production disruption / material losses Geotechnical ▪ Tailings dams ▪ Pile ▪ Embankments, cuts and slopes ▪ Underground mines Compliance ▪ Anti-corruption ▪ Tax and Fiscal ▪ Sanctions ▪ Antitrust ▪ Data Protection ▪ Litigation ▪ Regulatory changes

1st Line of Defense Operations and Business The Safety and Operational Excellence Executive Office was created in 2019… Health and Safety and Operational Risks Asset Management Geotechnical Structures Safety and Operational Excellence Executive Office 450 professionals Operational Excellence 3rd Line of Defense Internal Audit 2nd Layer 1st Layer 2nd Line of Defense Specialist The risk management model based on 3 lines of defense supports the office‘s independence Business Unit Maintenance Engineering Capital Projects (Development) Long-term Mine Planning “Asset Owner” Operation & Maintenance Capital Projects (Implementation) Monitoring & Inspection Governance Standards definition Compliance check Compliance with the Company’s Policies and standards

… to ensure an effective risk management Office’s reporting routine Half-year reports to the Board of Directors Monthly reports¹ to the Operational Excellence and Risk Committee, which reports monthly to the Board of Directors Weekly reports to the Executive Board Ad-hoc reports whenever a risk out of the tolerable limit is identified Operations shutdown² as a result of more stringent Health & Safety protocols ▪ Operations at Sossego ▪ Operations at Onça Puma ▪ Operations at Voisey’s Bay ▪ VNC Refinery ▪ Simões Filho Plant ▪ Mina Azul ▪ Project Salobo III ▪ Project VBME ▪ Port Colborne Refinery ¹Considers 26 thematic reports in 9 months within a year. ²In 2020, temporary or definitive shutdown. Half-year reports to the Fiscal Council Non-exhaustive list

10 Occupational Health & Safety

We are building a sustainable performance in Health & Safety … Innovation to reduce risk exposure ▪ Digital workforce: Eliminating at-site risks by accelerating remote working ▪ Automation: - Brucutu mine’s entire fleet is autonomous - Remotely controlled equipment for decharacterization of critical dams - Unmanned train operation at Timbopeba site ¹ Total Recordable Injury Frequency Rate. TRIFR¹ Peer 4 Vale Peer 3 1.98 1.84 Peer 1 2.65 2.14 Peer 2 3.21 TRIFR - 2020 comparison in mining 2018 2019 2020 2021 1.38 1.98 2.25 3.48 -39% +62% +34% +8% -7% Peer compared to Vale

… as we are making progress with our commitments Reduce by 50% employee exposure to key health risks² Eliminate very high-risk scenarios³ Zero high-potential recordable injuries (N2)¹ 66 57 44 23 25 15 10 5 0 2018 2022 2025 2019 2024 2020 2021 2023 Target N2 Reduction of high-potential recordable injuries (N2 - absolute values4) 12.0 2020 2024 2018 21.0 23.0 17.9 2019 11.5 17.0 21.0 17.9 13.0 2021 15.0 2022 2023 2025 Target Exposures Reduction of exposures above the Occupational Exposure Limit (OEL) N2 (Jan-Sep 2021) Exposures (Jan-Sep 2021) ¹ Injuries which are considered a precursor to fatal accidents. ² Physical, chemical or biological risks. ³ According to Vale’s risk matrix, based on 2019. 4 Includes own employees and third parties. Note: Commitments by 2025.

13 HIRA implementation

All sites are already covered by HIRA¹ first cycle… ¹Hazard Identification and Risk Assessment. ²Includes New Caledonia, as the assessment was performed before Vale’s exit from the business. Reassessments every 3 years (critical sites) or 5 years (non-critical sites) 79 sites² assessed since 2019 Identification Assessment 824 material unwanted events mapped Treatment 2,039 immediate actions implemented Control & Monitoring 7,250 critical controls identified Risk

HIRA for Dams and Tailings Storage Facilities Number of dams … with rollout to our dam portfolio 60 24 10 21 Total 2022 2020 5 9M21 4Q21 ▪ Focus on key tailings dams¹ operated by Vale ▪ Assess Material Unwanted Events ▪ Identify, design and implement Critical Controls ▪ Prioritize and implement Immediate Actions for risk reduction ▪ Supported by external expert companies Implemented Under implementation ¹ Includes facilities within Vale operations and excludes Non-operated Joint Ventures (JVs). Key tailings storage facilities based on the definition agreed by the International Council on Mining and Metals Tailings Advisory Group in response to the Church of England information request, which may differ from Brazilian National Mining Agency definition.

16 Operational Excellence

The VPS[1] is the vehicle of our cultural transformation…


Technical
Method
VPS
Leadership

3 dimensions, 17 elements
with the minimum compliance requirements

Structuring

- ✓ Simplification of the management model
- ✓ Publication of the VPS Manual and Rulers
- ✓ Structuring performance cycles
- ✓ Training of employees in VPS

2019-2020

Back to basics

- 5S, routine management
- Technical capacitation
- Maintenance strategy
- Structuring maintenance plans and control
- Basic guidelines (maintenance, operation, geotechnical)
- VPS Assessment

2021-2022

Continuous improvement and operational stability

- Standardization of priority tasks
- MICT[2] technical training
- Waste reduction and increased productivity
- Problem exposure culture and continuous improvement
- Consolidation of maintenance and operation processes

2023-2025

VALE

[1]Vale's integrated management system. The acronym stands for "Vale Production System". [2]Vale's integrated MICT stands for Integrated Model of Technical Training.

… and drives Vale to become the best-in-class reliable operator 2020 2.43 1.52 2019 0.43 2021 -82% 2020 2019 67.7 95.2 93.5 2021 +41% EFVM railway Total recordable injury frequency rate - TRIFR Adherence to maintenance plan (%) 1.67 2020 2019 1.80 2021 1.58 -5% 69.9 54.6 2019 64.9 2020 2021 +28% Itabira Complex 2020 4.23 2019 3.21 1.56 2021 -63% 49.0 2020 2019 73.6 81.8 2021 +67% Tubarão Port

19 Asset Integrity

We promote the Safety and Integrity of our assets throughout their life cycle Engineering Construction Commissioning Operation Maintenance Decommissioning Asset life cycle Consequences Causes Hazard Material unwanted events Preventive control Mitigate control PNRs¹ Barriers Training / Qualification Technical support to areas for implementation Check Process P DC A ¹ Normative standards.

Our Asset Integrity technical standards are global
for critical assets

~50%
of standards defined by the end of 2021

- Risk assessment
- Benchmarks
- International standards
- Best engineering practices
- Accident history
- Engineering companies

+17,000
employees trained in Asset Integrity standards

Systems, layout and structures	Rail Ports and bridges Pumping systems Hazardous material handling Explosives Combustible dusts and solids Plant layout, escape route
Fire Protection & Fighting	Protection and firefighting systems Detection and alarm systems
Equipment	Material handling systems Structural integrity Furnaces, reactors, off-gas systems
Electrical, Automation, Instrumentation	Instrumentation and control Incident energy Power station protection systems

VALE

22 Dam management

Progress with
TDMS and the Decharacterization Program

Tailings & Dams Management System

Routine

- New dam management policy
- Responsibility assignment matrix revised
- 25 requirements and guidelines
- Periodic assessment by the assurance team

Performance

- 100% of dams[1] with Engineer of Record
- Continuous monitoring and inspections
- Periodic and immediate reports to upper management

Risk assessment

- 100% tailings dam portfolio covered by risk assessment (HIRA) by the end of 2022
- Rigorous enforcement of updated emergency level requirements

Upstream[2] Dam[3] Decharacterization Program

- ***6 upstream dam eliminated since 2019***
- 24 upstream dam to eliminate:

Emergency level	# of dams
3	3
2	4
1	4

- Back-up dams for all level-3 dams
- No dam at emergency level 3 by 2025
- Program's completion by 2029

[1]In Brazil. [2]Same raising method deployed at B1 dam, collapsed in Brumadinho. [3]Includes dams, dikes and waste piles.

VALE

24 1st step – Self-Assessment By the 1st Line of Defense Completion by October 2021 A form-based tool for the assessment of each TSF (with supporting evidence). Cover all 77 auditable requirements. Tailings storage facilities (TSF) operated by Vale will be in conformance with the GISTM: ▪ Those with “Extreme” or “Very high” potential consequences, by August 5th, 2023 ▪ All other, not in a state of safe closure, by August 5th, 2025 Commitment to comply with the GISTM 2nd step – Gap Assessment By 2nd Line + external consulting Completion by February 2022 Re-assessment of select TSFs for full compliance Key findings in December 2021 3rd step – External Audit By independent, external party Deadline for completion to be defined Depending on further guidance by the ICMM

25 8B 2019 Decharacterization of 8B dam Nova Lima (MG)

26 Dique Rio do Peixe Decharacterization of Dique Rio do Peixe Itabira(MG)

27 Decharacterization of Fernadinho dam Vargem Grande Complex (MG)

28 ECJ Sul Superior Sul Superior back-up dam Barão de Cocais, MG, Brazil

29 Forquilhas and Grupo back-up dam Ouro Preto and Itabirito (MG)

30 ECJ B3/B4 B3/B4 back-up dam Nova Lima (MG)

31 Closing remarks

We are building a safer and more reliable Vale Geotechnical Monitoring Center Parauapebas (PA)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 23, 2021		Head of Investor Relations